RULE PROVISION NOTICE

Issuer: Tidal Trust II
Security: Defiance 2X Daily Long Pure Drone and Aerial Automation ETF Ticker Symbol: DRNL

Pursuant to Rule 12d2-2(a)(2) under the Securities Exchange Act of 1934, Cboe BZX Exchange, Inc. hereby gives notice of the removal from listing and registration of the above-referenced security, such removal being the result of a voluntary delisting.

Suspension Date: August 28, 2026
Liquidation Date: September 8, 2026
Delisting Effective Date: August 28, 2026

The security was suspended from trading on the Exchange on August 28, 2026. The security was liquidated (redeemed or paid at maturity or retirement) on September 8, 2026. The removal from listing and registration on Cboe BZX Exchange, Inc. is effective August 28, 2026.

This notice is filed pursuant to 17 CFR 240.12d2-2(a)(2).